UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15346Q202

(CUSIP Number)

Timothy T. O’Dell

2923 Smith Road

Fairlawn, Ohio 44333

(330) 666-7979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202

(1)	Name of reporting person Timothy T. O’Dell
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 339,333
	(8)	Shared voting power 35,000
	(9)	Sole dispositive power 339,333
	(10)	Shared dispositive power 35,000
(11)	Aggregate amount beneficially owned by each reporting person 374,333(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 2.37%
(14)	Type of reporting person (see instructions) IN

(1) Mr. O’Dell hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that he is a member of such a group. Mr. O’Dell hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that he is the beneficial owner of the securities reported herein for purposes of the Exchange Act or any other purpose.

CUSIP No. 15346Q202

(1)	Name of reporting person Thad R. Perry
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 516,667
	(8)	Shared voting power 166,666
	(9)	Sole dispositive power 516,667
	(10)	Shared dispositive power 166,666
(11)	Aggregate amount beneficially owned by each reporting person 683,333(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 4.32%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Perry hereby expressly disclaims membership in a “group” under the Exchange Act with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that he is a member of such a group. Mr. Perry hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that the he is the beneficial owner of the securities reported herein for purposes of the Exchange Act or any other purpose.

CUSIP No. 15346Q202

(1)	Name of reporting person James H. Frauenberg, II
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 333,333
	(8)	Shared voting power 0
	(9)	Sole dispositive power 333,333
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 333,333(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 2.11%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Frauenberg hereby expressly disclaims membership in a “group” under the Exchange Act with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that he is a member of such a group. Mr. Frauenberg hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that he is the beneficial owner of the securities reported herein for purposes of the Exchange Act or any other purpose.

CUSIP No. 15346Q202

(1)	Name of reporting person Donal H. Malenick
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 266,666
	(8)	Shared voting power 0
	(9)	Sole dispositive power 266,666
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 266,666(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 1.69%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Malenick hereby expressly disclaims membership in a “group” under the Exchange Act with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that he is a member of such a group. Mr. Malenick hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that he is the beneficial owner of the securities reported herein for purposes of the Exchange Act or any other purpose.

CUSIP No. 15346Q202

(1)	Name of reporting person Robert E. Hoeweler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 73,333
	(8)	Shared voting power 63,333
	(9)	Sole dispositive power 73,333
	(10)	Shared dispositive power 63,333
(11)	Aggregate amount beneficially owned by each reporting person 136,666(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares N/A
(13)	Percent of class represented by amount in Row 11 0.86%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Hoeweler hereby expressly disclaims membership in a “group” under the Exchange Act with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that he is a member of such a group. Mr. Hoeweler hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that he is the beneficial owner of the securities reported herein for purposes of the Exchange Act or any other purpose.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Central Federal Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office address is 2923 Smith Road, Fairlawn, Ohio 44333.

Item 2. Identity And Background

(a)	(b)	(c)	(d)	(e)	(f)
Timothy T. O’Dell	2923 Smith Road Fairlawn, Ohio 44333	Chief Executive Officer of the Issuer	No	No	United States

Thad R. Perry	2923 Smith Road Fairlawn, Ohio 44333	President of the Issuer	No	No	United States

James H. Frauenberg, II	2923 Smith Road Fairlawn, Ohio 44333	Entrpreneur and Private Investor	No	No	United States

Donal H. Malenick	2923 Smith Road Fairlawn, Ohio 44333	Retired Executive and Private Investor	No	No	United States

Robert E. Hoeweler	2923 Smith Road Fairlawn, Ohio 44333	CEO of Group of Family Run Businesses	No	No	United States

Item 3. Source And Amount Of Funds Or Other Consideration

Each of Timothy T. O’Dell, Thad R. Perry, James H. Frauenberg, II, Donal H. Malenick and Robert E. Hoeweler (each, a “Reporting Person,” and collectively, the “Reporting Persons”) acquired his respective shares of Common Stock on August 20, 2012, upon the closing of the standby offering and the related public offering conducted by the Issuer. Each Reporting Person purchased the shares of Common Stock pursuant to an individual Amended Standby Purchase Agreement (each, a “Standby Agreement,” and collectively, the “Standby Agreements”) between himself and the Issuer, or in the related public offering. Each Reporting Person’s shares of Common Stock were acquired with personal funds at a price of $1.50 per share.

Item 4. Purpose of Transaction

Each Reporting Person has acquired the shares of Common Stock for investment purposes and, except as provided in the following sentence, has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4. Pursuant to the Standby Agreement between each Reporting Person and the Issuer, the Issuer has appointed each Reporting Person to serve on the Board of Directors of the Issuer (the “Board”), and has elected Robert E. Hoeweler to serve as Chairman of the Board, Timothy T. O’Dell to serve as Chief Executive Officer of the Issuer, and Thad R. Perry to serve as President of the Issuer.

Item 5. Interest In Securities of The Issuer

(a)	As of August 20, 2012, the Issuer had 15,825,710 total outstanding shares of Common Stock. Timothy T. O’Dell may be deemed to beneficially own an aggregate of 374,333 shares of Common Stock. Thad R. Perry may be deemed to beneficially own an aggregate of 683,333 shares of Common Stock. James H. Frauenberg, II may be deemed to beneficially own an aggregate of 333,333 shares of Common Stock. Donal H. Malenick may be deemed to beneficially own an aggregate of 266,666 shares of Common Stock. Robert E. Hoeweler may be deemed to beneficially own an aggregate of 136,666 shares of Common Stock.

Collectively, the Reporting Persons may be deemed to beneficially own 1,794,331, or 11.3%, of the total outstanding shares of Common Stock of the Issuer. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of his own pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Exchange Act or for any other purpose.

(b)	Timothy T. O’Dell holds sole voting and dispositive power with respect to 339,333 shares of Common Stock beneficially owned by him and has shared voting and dispositive power with respect to 35,000 shares of Common Stock beneficially owned by his spouse individually and as custodian for his daughter.

Thad R. Perry holds sole voting and dispositive power with respect to 516,667 shares of Common Stock beneficially owned by him and has shared voting and dispositive power with respect to 166,666 shares of Common Stock beneficially owned by his spouse.

James H. Frauenberg, II holds sole voting and dispositive power with respect to 333,333 shares of Common Stock beneficially owned by him.

Donal H. Malenick holds sole voting and dispositive power with respect to 266,666 shares of Common Stock beneficially owned by him.

Robert E. Hoeweler holds sole voting and dispositive power with respect to 73,333 shares of Common Stock beneficially owned by him and has shared voting and dispositive power with respect to 30,000 shares of Common Stock beneficially owned by his spouse and with respect to 33,333 shares of Common Stock beneficially owned by a general partnership of which he is a partner.

(c)	Other than the transaction described in Item 3 above, none of the Reporting Persons has effected any transaction with respect to the Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Standby Agreements described in Items 3 and 4 above, there have been no contracts, arrangements, understandings or relationships entered into by the Reporting Persons with regards to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Form of Standby Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Post-Effective Amendment to the Registration Statement on Form S-1 No. 333-177434, filed with the Commission on May 4, 2012)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2012	By:	/s/ Timothy T. O’Dell
Timothy T. O’Dell

Date: August 30, 2012	By:	/s/ Thad R. Perry
Thad R. Perry

Date: August 30, 2012	By:	/s/ James H. Frauenberg, II
James H. Frauenberg, II

Date: August 30, 2012	By:	/s/ Donal H. Malenick
Donal H. Malenick

Date: August 30, 2012	By:	/s/ Robert E. Hoeweler
Robert E. Hoeweler